Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Alan Hair And Ken Robertson

Appointed To Gold Royalty Corp. Board

Vancouver, British Columbia – November 23, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the appointment of Alan Hair and Ken Robertson to the Board of Directors of its subsidiary, Gold Royalty Corp. (“Gold Royalty”).

David Garofalo, Chairman and CEO of Gold Royalty, commented: "We are delighted to welcome these two seasoned mining executives to our board as we execute our strategy and look to grow Gold Royalty as an independent high-quality precious metal royalty and streaming company".

Mr. Hair is a mineral engineer and senior executive with over 37 years of international experience in the mining and metals industry, including as President and CEO, and formerly COO, of Hudbay Minerals Inc. He holds a Bachelor of Science degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is a Director of Bear Creek Mining Corporation and Great Panther Mining Limited.

Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP (“EY"). During his career at EY in Canada and the United Kingdom, Ken developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a certified professional accountant and he serves on the boards of Avcorp Industries Incorporated and Mountain Province Diamonds Inc. He holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

About Gold Royalty Corp.

Gold Royalty Corp., a subsidiary of GoldMining, is a gold-focused royalty company. Gold Royalty's royalty portfolio is expected to initially comprise of 0.5% to 2.0% net smelter return royalties on 17 gold properties covering 11 of the Company's projects with additional rights to acquire nine royalty interests from third parties holding royalties on certain of such properties.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

SUITE 1830 - 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting each of GoldMining's and Gold Royalty's, business plans and strategies. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining and Gold Royalty, operate. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2019, management's discussion and analysis and other filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 - 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3